

MONTANA SECRETARY OF STATE

June 20, 2022

Kip Konwiser
kip@konwiserbros.com

CERTIFICATION LETTER

I, CHRISTI JACOBSEN, Secretary of State for the State of Montana, do hereby certify that

Good Works Film LLC

filed its Certificate of Authority for Foreign Limited Liability Company with this office and has fulfilled the applicable requirements set forth in law. By virtue of the authority vested in this office, I hereby issue this certificate evidencing the filing is effective on the date shown below.

Certified File Number: E1294235 - 15296875
Effective Date: June 20, 2022

You must maintain a Registered Agent for your company. Failure to do so will subject the business to administrative dissolution/revocation. Your company's annual report is due by April 15th of the next year and each consecutive year thereafter.

Thank you for being a valued member of the Montana business community. I wish you continued success in you endeavors.

Christi Jacobsen
Montana Secretary of State

Montana State Capitol . PO Box 202801 . Helena, Montana 59620-2801
tel: 406-444-3665 . fax: 406-444-3976 . TTY: 406-444-9068 . sosmt.gov